Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Intimation of Book Closure Dates & Record Date

Mumbai, June 12, 2023: In further reference to our filing dated May 12, 2023, wherein we had informed that the Board of Directors at its Meeting held on May 12, 2023 had recommended declaration of final dividend of ₹2/- per Ordinary Share of face value ₹2/- each (@100%) and ₹2.10/- per ‘A’ Ordinary Share of face value ₹2/- each (@105%) for the financial year ended March 31, 2023.

We wish to inform you that 78th Annual General Meeting (‘AGM’) of Tata Motors Limited (“the Company”) will be held on Tuesday, August 8, 2023 at 3:00 p.m. (IST) through Video Conferencing / Other Audio Visual Means.

Pursuant to Regulation 42 of the Listing Regulations, the Register of Members and Share Transfer Books of the Company will be closed from Saturday, July 29, 2023, to Tuesday, August 8, 2023 (both days inclusive) and the Company has fixed Saturday, July 29, 2023 as the “Record Date” for the purpose of determining the entitlement of Members to receive final dividend for the financial year ended March 31, 2023. The payment of such dividend, if approved by the Members at the AGM, shall be distributed amongst the Shareholders, on or from August 14, 2023 onwards and will be made subject to deduction of tax at source. Please find below in tabulated form the book closure dates and the Record Date:

Scrip Code & Symbol	Type of Security	Book Closure (both days inclusive)		Record Date	Purpose
		From	To
500570 (BSE) TATAMOTORS (NSE)	Ordinary Shares	Saturday, July 29, 2023	Tuesday, August 8, 2023	Saturday,July 29, 2023	Payment of dividend, if declared by the Members at the AGM of the Company to be held on Tuesday, August 8, 2023
570001 (BSE) TATAMTRDVR (NSE)	‘A’ Ordinary Shares	Saturday, July 29, 2023	Tuesday, August 8, 2023	Saturday,July 29, 2023	Payment of dividend, if declared by the Members at the AGM of the Company to be held on Tuesday, August 8, 2023

This is for the information of the Exchanges and the members.

- ENDS -

About Tata Motors

Part of the USD 128 billion Tata group, Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 42 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework.

With operations in India, the UK, South Korea, Thailand, South Africa and Indonesia, Tata Motors’ vehicles are marketed in Africa, Middle East, Latin America, South East Asia and South Asian Association for Regional Cooperation (SAARC) countries. As of March 31, 2023, Tata Motors’ operations inter alia includes 88 consolidated subsidiaries, 2 joint operations, 3 joint ventures and numerous equity-accounted associates, including their subsidiaries, in respect of which the company exercises significant influence.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.